**VL ENGAGE, INC.**

*Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015*

June 2, 2017



**Independent Accountant's Review Report**

To Management
VL Engage, Inc.
Chicago, IL

We have reviewed the accompanying balance sheet of VL Engage, Inc. as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

***Accountant's Conclusion***

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 2, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**VL ENGAGE, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**YEAR ENDING DECEMBER 31,**
_____

|  | | 2015 | | 2016 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **CURRENT ASSETS** | | | | |
| Cash | $ | 106,094 | $ | 79,220 |
| Accounts Receivable | | 922,624 | | 113,325 |
| Other Current Assets | | 1,271 | | 1,249 |
| TOTAL CURRENT ASSETS | | 1,029,989 | | 193,794 |
| **NON-CURRENT ASSETS** | | | | |
| Goodwill, Net | | 2,254,470 | | 2,254,470 |
| Fixed Assets, Net | | 211,195 | | 187,039 |
| Other Assets | | 49,019 | | 54,313 |
| TOTAL NON-CURRENT ASSETS | | 2,514,684 | | 2,495,822 |
| TOTAL ASSETS | $ | 3,544,673 | $ | 2,689,615 |
| **LIABILITIES & SHAREHOLDERS' EQUITY** | | | | |
| **CURRENT LIABILITIES** | | | | |
| Accounts Payable | | 552,520 | | 152,857 |
| Accrued Interest Payable | | 63 | | 2,394 |
| Board of Directors Fees | | | | 85,500 |
| Credit Cards Payable | | 57,978 | | 25,035 |
| Line of Credit | | 843,700 | | 90,600 |
| Payroll Taxes Payable | | 10,832 | | 4,978 |
| TOTAL CURRENT LIABILITIES | | 1,465,093 | | 361,364 |
| **LONG TERM LIABILITIES** | | | | |
| Accrued Interest Payable | | | | 117,561 |
| Notes Payable | | | | 943,700 |
| TOTAL LONG TERM LIABILITIES | | 0 | | 1,061,261 |
| TOTAL LIABILITIES | | 1,465,093 | | 1,422,625 |
| **SHAREHOLDERS' EQUITY** | | | | |
| Common Stock | | | | |
| (10,000,000 shares authorized, 8,109,180 issued and outstanding, $0.001 par value) | | 8,109 | | 8,109 |
| Additional Paid in Capital | | 3,340,954 | | 3,340,954 |
| Retained Earnings | | (1,269,482) | | (2,082,073) |
| TOTAL SHAREHOLDERS' EQUITY | | 2,079,581 | | 1,266,990 |
| TOTAL LIABILITIES & SHAREHOLDERS' EQUITY | $ | 3,544,673 | $ | 2,689,615 |

Unaudited — See accompanying notes.

**VL ENGAGE, INC.**
**STATEMENT OF OPEERATIONS**
**YEAR ENDING DECEMBER 31,**
_____

|  | | 2015 | | 2016 |
|---|---|---:|---|---:|
| **OPERATING INCOME** | | | | |
| Marketing & Promotions Revenue | $ | 866,644 | $ | 425,736 |
| Technology Revenue, Recurring | | 1,725,099 | | 594,470 |
| TOTAL OPERATING INCOME | $ | 2,591,743 | $ | 1,020,206 |
| | | | | |
| **COST OF GOODS SOLD** | | | | |
| Content Delivery Network (Amazon) | | 205,945 | | 216,063 |
| Data Center (Softlayer) | | 274,709 | | 278,892 |
| Marketing & Promotions - COGS | | 110,846 | | 368,005 |
| Miscellaneous Business Services | | 8,571 | | 9,469 |
| Outsource - Independent Contract | | 41,613 | | 46,190 |
| Royalties - Labels/Publishers | | 648,107 | | (368,614) |
| TOTAL COST OF GOODS SOLD | | 1,289,791 | | 550,004 |
| | | | | |
| GROSS PROFIT | | 1,301,952 | | 470,202 |
| | | | | |
| **OPERATING EXPENSE** | | | | |
| General & Administrative | | 143,168 | | 331,935 |
| Payroll Expenses | | 786,517 | | 392,267 |
| Sales, Marketing & Commissions | | 53,527 | | 110,742 |
| Amortization (Software Costs - Internally Developed) | | 356,754 | | 316,694 |
| Depreciation | | 4,579 | | 3,402 |
| TOTAL OPERATING EXPENSE | | 1,344,546 | | 1,155,040 |
| | | | | |
| NET OPERATING INCOME | | (42,594) | | (684,838) |
| | | | | |
| **OTHER INCOME (EXPENSE)** | | | | |
| Other Income | | 800 | | |
| Other Expense | | 124,751 | | 127,752 |
| NET OTHER INCOME (EXPENSE) | | (123,951) | | (127,752) |
| | | | | |
| NET INCOME (LOSS) | $ | (166,544) | $ | (812,591) |

Unaudited — See accompanying notes.

**VL ENGAGE, INC.**
**STATEMENT OF CASH FLOWS**
**YEAR ENDING DECEMBER 31,**
_____

|  | <u>2015</u> | <u>2016</u> |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (Loss) For the Period | $ (166,544) | $ (812,591) |
| Change in Payables | 556,234 | (432,606) |
| Change in Receivables | (829,503) | 809,299 |
| Change in Other Current Assets | 23 | 22 |
| Change in Other Current Liabilities | 353,540 | (671,123) |
| Change in Notes Payable | (3,000,000) | |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | (3,086,250) | (1,106,998) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Investment in Fixed Assets | (340,985) | (294,293) |
| Investment in Other Assets | (23,407) | (5,294) |
| Amortization & Depreciation | 361,333 | 318,449 |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | (3,059) | 18,863 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Accrued Interest | | 117,561 |
| Change in Contributed Capital | 3,178,078 | |
| Change in Notes Payable | | 943,700 |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | 3,178,078 | 1,061,261 |
| | | |
| CASH AT BEGINNING OF PERIOD | 17,326 | 106,094 |
| NET INCREASE (DECREASE) IN CASH | 88,768 | (26,874) |
| CASH AT END OF PERIOD | $ 106,094 | $ 79,220 |

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

VL Engage, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and Illinois. The Company provides an online music streaming service targeted toward other businesses.

Prior to January 1, 2016, the Company operated as an Illinois limited liability company called "Amarone Partners, LLC." On January 1, 2016, the Company reorganized as a Delaware corporation.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable consists of amounts billed by the Company, but unpaid as of the end of the Company's fiscal year. Management's experience leads the Company to believe that losses on account are likely to be infrequent. Thus, no amount has been recognized in the financial statements as an allowance for uncollectible accounts receivable.

Fixed Assets

The Company capitalizes assets with a useful life of at least one year, and an original purchase price of at least $1,000. As of December 31, 2016, the Company's fixed assets consisted of computers, furniture, office equipment, and software. Depreciation and amortization expenses are taken on a straight-line basis over management's estimate of each asset's useful life.

Goodwill

Goodwill consists of amounts paid in excess of identifiable assets for a technology company acquired by the Company in 2011. Goodwill is stated net of recognized impairment of $100,000.

Other Assets

Other assets consist of artwork, patents, trademarks, and security deposits. Where appropriate, the Company amortizes other assets over their estimated legal or useful life. The Company does not amortize artwork, or security deposit assets.

Cost of Goods Sold

Cost of Goods Sold consists of various expenses related to online delivery of the Company's products and services, including technology costs, marketing and promotion costs, and royalties.

Advertising Costs

The Company expenses direct advertising costs in the period incurred. Advertising expense is included as a component of Cost of Goods Sold.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. For the year ended December 31, 2015, the Company was treated as a disregarded entity for federal income tax purposes. All items of revenue and expense for 2015 and prior were reported by the members of the Company on their individual tax returns.

The Company's 2014 federal tax filing will be subject to inspection by the Internal Revenue Service until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of Illinois. The Company's 2014 Illinois tax filing will be subject to review by that State until 2018. The Company's 2015 Illinois tax filing will be subject to review by that State until 2019. The Company's 2016 Illinois tax filing will be subject to review by that State until 2020.

The Company is subject to annual reporting requirements in the State of Delaware. The Company's 2016 annual report will be subject to review by the State of Delaware until 2020.

NOTE C- EQUITY BASED COMPENSATION

The Company has adopted an equity based compensation plan for the purpose of attracting and retaining talented employees. Incentive stock options grant the holder the right to acquire Company stock from the Company at favorable rates. Options vest over a period determined by management at the time the options are granted. As of December 31, 2016, the Company had 385,375 fully vested stock options outstanding. No options were exercised during the years ended December 31, 2015, and 2015.

## NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

## NOTE E– SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 2, 2017, the date that the financial statements were available to be issued.

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## MANAGEMENT STATEMENT REGARDING RECASTING OF 2015 AND 2016 REVENUE

In December 2015, the Company substantially completed a ticket premium promotion with AEG for Justin Bieber's worldwide tour beginning in March 2016, which allowed each ticket purchaser to download his new album, *Purpose*. All tickets were sold in November 2015, and many downloads were redeemed immediately. The Company managed downloads of those albums with an understanding that the agreement between AEG and Universal Music Group required download royalty payments on a per ticket sold basis, whether the album was redeemed, or not. The Company invoiced AEG for payment, and booked the revenue in December 2015 based on that understanding.

Subsequently, in 2016, AEG and UMG renegotiated ambiguous terms of their contract to require payment for redeemed albums, only. The net result was that the Company's technology revenue derived from digital downloads in 2015 was overstated; and, after an offsetting credit was issued, that revenue in 2016 was understated. The following table shows the Company's 2015 and 2016 technology revenue, after adjustment.

| Technology Revenue | 2015 | 2016 | Total |
|---|---|---|---|
| Bandwidth | $ 835,273 | $ 751,529 | $ 1,586,802 |
| Development | $ 79,794 | $ (23,250) | $ 56,544 |
| Digital Downloads | $ 310,191 | $ 242,324 | $ 552,515 |
| Maintenance | $ 43,208 | $ 80,500 | $ 123,708 |
| **Total Technology Revenue** | **$ 1,268,466** | **$ 1,051,103** | **$ 2,319,569** |